KH
5/3



12060842

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38520

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JACKSON MCDANIEL FINANCIAL

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

191 PEACHTREE NE, SUITE 3300
(No. and Street)

ATLANTA (City) GA (State) 30303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NORBERT SIMMONS (404) 942-7997
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17 (Address) LONDONDERRY (City) NH (State) 03053 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH
5/3

OATH OR AFFIRMATION

I, NORBERT SIMMONS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JACKSON MCDANIEL FINANCIAL, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

PRESIDENT
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JACKSON MCDANIEL FINANCIAL

FINANCIAL STATEMENTS

DECEMBER 31, 2011

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243 FAX (603) 882-7371

Independent Auditor's Report

To the Board of Directors of
Jackson McDaniel Financial
Atlanta, Georgia

I have audited the accompanying statement of financial condition of Jackson McDaniel Financial, (the Company) as of December 31, 2011 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson McDaniel Financial as of December 31, 2011, and the results of its operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
April 19, 2012

JACKSON MCDANIEL FINANCIAL

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash	$ 20,770
Receivable from shareholder	69,847
Securities owned:	
Marketable, at market value	7,353
Equipment, at cost, less accumulated depreciation of $854	-
Total Assets	$ 97,970

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Accounts payable, accrued expenses, and other liabilities	$ 4,250
Total liabilities	4,250
SHAREHOLDERS' EQUITY:	
Common stock, no par value, 1000 shares authorized, 160 issued and outstanding	46,850
Additional paid in capital	144,141
Retained earnings (deficit)	(97,271)
Total shareholders' equity	93,720
Total liabilites and shareholders' equity	$ 97,970

The accompanying notes are an integral part of these financial statements.

JACKSON MCDANIEL FINANCIAL

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:		
Commissions	$	-
Net investment gains (losses)		234
Interest and dividends		34
Total revenue	$	268
Expenses:		
Commissions and clearing fees	$	-
Communications and occupancy		13,800
Other operating expenses		3,100
Total expenses	$	16,900
Net income (loss) before taxes	$	(16,632)
Income taxes		-
Net income (loss)	$	(16,632)

The accompanying notes are an integral part of these financial statements.

JACKSON MCDANIEL FINANCIAL

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock	Additional Paid in Capital	Accumulated (Deficit)	Total
Balance at beginning of the year	$ 46,850	$ 144,141	$ (80,639)	$ 110,352
Net income (loss)			(16,632)	(16,632)
Balance at end of the year	$ 46,850	$ 144,141	$ (97,271)	$ 93,720

The accompanying notes are an integral part of these financial statements.

JACKSON MCDANIEL FINANCIAL

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:	
Net income (loss)	$ (16,632)
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized loss (gain)	(234)
Decrease in loan from shareholder	16,386
Increase in accounts payable, accrued expenses, and other liabilities	14
Total adjustments	16,166
Net cash used by operating activities	(466)
Cash flows from investing activities:	
None	-
Cash flows from financing activities	
None	-
Net decrease in cash	(466)
Cash at beginning of the year	21,236
Cash at end of the year	$ 20,770
Supplemental cash flow disclosures:	
Interest payments	$ -
Income tax payments	$ -

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Money market accounts are not considered to be cash equivalents

JACKSON MCDANIEL FINANCIAL

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was organized as a Louisiana corporation on August 6, 1987, for the purpose of doing business as a broker-dealer in securities, and provider of financial services.

Revenue and Expenses

Commission revenue and related expenses are recognized on the accrual basis using the settlement date.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for 2011 was $0.

Marketable Securities

Marketable securities are valued at market, cost is determined on the specific identification method; realized and unrealized gains and losses are reflected in revenue. Securities transactions of the Company are recorded on a trade date basis. At December 31, 2011 there was an unrealized gain of $234.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management's Review for Subsequent Events

Management had evaluated subsequent events through April 19, 2012, the date which the financial statements were available to be issued.

Allowance for Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

NOTE 2- INCOME TAXES

Net income for the year ended December 31, 2011, as reported in the accompanying financial statements, is reconciled with ordinary income as reported on the Company's federal corporation income tax return as follows:

Net loss before taxes per financial statements	$(16,632)
Add:	
Nondeductible expenses	0
Less:	
Non taxable income	(234)
Total federal taxable loss per tax return	$ (16,866)

The Company has loss carry forwards of $162,887 that may be offset against future taxable income. The net operating loss carry forwards expire as follows:

Year ending December 31,	
2022	$ 2,740
2025	64,992
2026	24,793
2027	531
2028	25,468
2029	15,728
2030	11,769
2031	16,866
	$162,887

The Company adopted the accounting pronouncement dealing with uncertain tax positions, as of January 1, 2010. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the Company had no unrecognized tax benefits as of December 31, 2011.

NOTE 3- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $23,873 at December 31, 2011, which exceeded required net capital of $5,000 by $18,873. The Ratio of aggregate indebtedness to net capital at December 31, 2011, was 17.8%.

NOTE 4- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 5- RELATED PARTY TRANSACTIONS

The Company shares occupancy and office expenses with its sole shareholder. The company's share of occupancy and office expenses paid for 2011 was $13,800. The Company's shareholder also paid for many of the company's expenses out of his personal accounts. These payments were used to reduce the amount of the loan the officer owed to the company. The total of the payments made by the officer during the year ended December 31, 2011 was $16,386.

NOTE 6- GOING CONCERN

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company incurred a net loss of $16,632 for the year ended December 31, 2011. In each of the two prior years, the Company experienced net losses. These losses have reduced working capital and retained earnings to the extent that the Company may not be able to continue as a going concern. The shareholder has been providing working capital funds and management has reduced expenses as much as possible.

Management also has current plans to bring in revenue in the next year and the shareholder has agreed to contribute enough capital to keep the company going.

The ability of the Company to continue as a going concern is dependent upon the success of these actions and the ability of the shareholder to contribute capital. There can be no assurance that the Company will be successful in accomplishing its objectives. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

JACKSON MCDANIEL FINANCIAL

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2011

SCHEDULE I

JACKSON MCDANIEL FINANCIAL

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2011

AGGREGATE INDEBTEDNESS:	
Accounts payable, accrued expenses, and other liabilities	$ 4,250
TOTAL AGGREGATE INDEBTEDNESS	$ 4,250
NET CAPITAL:	
Common stock	$ 46,850
Additional paid in capital	144,141
Retained earnings (deficit)	(97,271)
	93,720
ADJUSTMENTS TO NET CAPITAL:	
Receivable from shareholder	(69,847)
Furniture & equipment	-
Haircuts	-
Net capital, as defined	$ 23,873
MINIMUM NET CAPITAL REQUIREMENT	5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 18,873
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPTIAL	17.80%

JACKSON MCDANIEL FINANCIAL

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 (X-17A-5) AT DECEMBER 31, 2011

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED 12/31/11	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT 12/31/11
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 102,603	$ (8,883)	$ 93,720
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	77,997	(8,150)	69,847
Haircuts on securities	-	-	-
Total deductions	77,997	(8,150)	69,847
Net capital	$ 24,606	$ (733)	$ 23,873

SCHEDULE II

JACKSON MCDANIEL FINANCIAL

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2011

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

JACKSON MCDANIEL FINANCIAL

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2011

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243 FAX (603) 882-7371

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Jackson McDaniel Financial

In planning and performing my audit of the financial statements and supplemental schedules of Jackson McDaniel Financial (the Company), for the year ended December 31, 2011, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles general accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
April 19, 2012